

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2012

Via Email
Allen Lyda
Chief Financial Officer
Tejon Ranch Co.
P.O. Box 1000
Lebec, CA 93243

  Re: Tejon Ranch Co.
    Registration Statement on Form S-3
    Filed October 11, 2012
    File No. 333-184367

Dear Mr. Lyda:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We have recently sent you a comment letter dated October 19, 2012 in connection with our review of your 2011 10-K. Please note that we will not be in a position to declare this registration statement effective until the completion of that 10-K review.

Incorporation of Certain Information by Reference, page 13

2. We note that you incorporate future filings until the end of the "offering of the debentures." Considering your unallocated shelf includes equity securities, please tell us why you have limited your forward incorporation to your offering of the debentures.

Exhibits

3. You indicate that the form of the indenture and the statement of eligibility for the trustee will be filed by amendment or with a Form 8-K. Please note that the indenture should be filed prior to effectiveness and that the statement of eligibility should not be filed with a Form 8-K and revise accordingly. Please refer to CDIs 201.04 and 220.01 located at http://www.sec.gov/ divisions/corpfin/guidance/tiainterp.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jerard Gibson at (202) 551-3473 or me at (202) 551-3386 with any questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney – Advisor

cc: Mark Lahive, Esq.